

Mail Stop 4546

September 26, 2016

Via E-mail
Mr. Robert A. Bailenson
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton, HM 08
Bermuda

Re: Assured Guaranty Ltd.
Form 10-K for Fiscal Year December 31, 2015
Filed February 26, 2016
Form 8-K filed August 3, 2016
File No. 001-32141

Dear Mr. Bailenson:

We have reviewed your August 26, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comments in our August 16, 2016 letter.

Form 8-K filed May 4, 2016
Exhibit 99.1, page 10 and Exhibit 99.2, pages 4 and 5

1. In your response to prior comment two you indicate that although the Company's contracts are written in various forms, the various state and insurance departments that regulate the financial guarantee industry and the rating agencies that assign financial strength ratings to financial guaranty companies consider your financial guarantees to be insurance contracts that should be presented as such under one consistent insurance model. And, that this is consistent with management's view and the views of your investors and analysts. As a result, you developed non-GAAP operating income measures in order to present all contracts under the financial guaranty insurance accounting model in ASC 944. Please provide us with the following additional information:

- Tell us whether you continue to write contracts in various forms (i.e. derivative and financial guaranty insurance contracts) or if certain contracts are in run-off. If you continue to write various forms of contracts, explain why, given the "economic similarities" of the contracts. For example, tell us whether customer needs drive the form of the contracts you write; and

- Tell us your consideration of the updated Compliance and Disclosure Interpretations Question 100.04 on Non-GAAP Measures issued on May 17, 2016, given your presentation of all contracts under ASC 944.

You may contact Sasha Parikh, Senior Staff Accountant, at (202) 551-3627 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance